CONVESIO
2020 Report

Dear investors,

We had an amazing year with many accomplishments. WordPress grew more last year than over before in market penetration and Google expects the cloud market to be $1 Trillion in revenue by 2026. We are well positioned to take advantage of these trends and expect growth to continue. It's an exciting time to be in our space with a product that is solving the challenging problems of scaling WordPress.

We need your help!

Convesio is well positioned for future growth in 2021 and beyond. In order to achieve our goals, we need assistance from our investors. Please be on the lookout for customers referrals, affiliate partners and other business partnerships that may be beneficial in helping us achieve our goals. If you have a referral of any type, please email us info@convesio.com. We appreciate your continued support!

Sincerely,

Thomas Fanelli
Founder/CEO

Dyutiman Chakraborty
Co-Founder, Chief Architect

Elizabeth Bochner
Co-Founder, COO

Our Mission

The hosting market is primed for disruption as businesses realize they cannot reliably host their website on discount legacy providers. Convesio's approach and technology makes it a clear choice over legacy competitors. Our aim over the next 5 years is to have a global server presence and host tens of thousands of websites.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Sales growth over 2020 was ~27% month over month.
- Average account MRR increased from $73 in Aug 2020 to $173 by December 2020.
- Churn stayed low at 1.6% per month.

The Bad

- Scaling top of funnel lead generation cost effectively.
- Cold outbound lead generation efforts did not produce any meaningful revenue.
- We missed several key deadlines on product development and new feature launches.

2020 At a Glance

January 1 to December 31


$$$$

$192,730 +14X
Revenue



-$777,675
Net Loss


IOU!

$126,264 +197%
Short Term Debt



$574,700
Raised in 2020



$586,386
Cash on Hand
As of 03/31/20

INCOME | BALANCE | NARRATIVE


Revenues
Profit
$12,600
$-459,174
$192,730
$-777,675
2019
2020

Net Margin: -404%   Gross Margin: -96%   Return on Assets: -106%   Earnings per Share: -$129,612.50

Revenue per Employee: $32,122   Cash to Assets: 98%   Revenue to Receivables: 1,365%   Debt Ratio: 17%

FINAL_2020_Convesio_Inc._Financial_Statements.pdf

Convesio__Inc._2019_Financials.pdf

Convesio__Inc._12-31-18_FS.PDF

We ❤ Our 762 Investors

Thank You For Believing In Us

William Bahl
Thamer Fahad AlSaeed
Brandi Casey
Caryn Colgan
Daniel Crayton
Kevin Aikens
Phi Austin
April Gillmore
Edie Parker
Rhonda S Rookstool
Rafael Perez
Chatri Jhunjhnuwala
Mary Lynn Dodd
Konstantinos Spaliaras
Daniel Hightower
John C Silvestri
Ijeoma Nsaka
Donald Joshua
Dotun Kenny Akinwale
In Mean
Joseph CHRISTY
Eric W. Harding
Resnik Lathario Chance
Matt Armstrong
Mike Stowe
Raylene Ewing
Aubrey Knecht
Niko Portokalis
James Crump
Tasha Tillery
Carol Juter
Luis F Mallarino
Gerald A Echols Jr.
Trevor Ghylin
Smoot Allison
Wael Azer
Steven James Lewis
Mathias Fobi
Raymond Hayes
Ralph Cecere
Kranthi Sitammagari
Kimberly Kruzel
Robert Trabucco
Louis Olgin
Donna Huggins
Dvir Gefen
Rory Sugino
Robert B. GREENE
David Alexander
Thomas Mills
Lincoln Taylor
Eugene Bolton
Gloria Su
Ken Cuaderno
Jerry Yvens Valcourt
Qu Chen
John Studenka
Susan McCallium
Larry E Glynn
Kevin Hu
Edward William Link
Christophe Nelide
Jason Lopez
Susan Cunningham
Brian Mayes
Chadd Hodges
Viet Nguyen
Cristina Y MANRIQUE
Abdul Khan
Tyler Hardy
Thomas Burroughs
Erik Peter Mortensen
Jason Flint
Joseph Purbaugh
B Miller
Canon Melstrand
Steve Tersigni
Wasantha Weerasekera
Spencer Wolfley
Mike Sebastian
Gloria Boggs
Matthew Rosenbaum
Johnny Massenat
Delessa Eaton
Scott Schuenke
Kris Alden
Dan Boese
Robert Donar
Emmanuel Nuvaga
Chris Daniels
Ashok Raj Rao
Luke Kampen
Dennis Wayne Carter
Roger M Bean
Guardiantyo Sujati
Bradley Bangen
Michael Peter Bahra
Stephen Seachord
Ruslan Gadulshin
Chien Hsun WU
Babatunde Oloyede
Jason Rigby
David Welter
Mario M Teel Jr.
Paul Have
Benjamin Bassett
Paul Buijs
Sharath Ramesh
Joseph Lancaster
Leslie Jade Kimmeth
Denise Steele
Eric Barnett
Dona Joseph-Chase
Leah Talley Nodes
Errol George
Anthony Dubose
Alan J Reep
Miriam Jackson
Barbara Ann Inman
Sean Stobart
Clinton Noel Foster, SR
Kevin Michael Sutton
Cary Lenci
Santos Boch Oscal
Dhanushka Giragama
Sandeep Wadhwa
Micah Wood
Daniel Purifoy
Kevin Vespe
Theresa Sheryl
Charles Westberg
William Smith
Chaz McQueen
Sandra Mercier
Maricruz Villalobos
Malik Smith-williams
Kevin Hopper
Alex Hurst
Demetrios Galifianakis
Gerald Vitatoe
Roger Chan
James E Warren
Ted Huynh
Jeffrey Miller
Jason O' Neill
Roger J Leitner
Philemon Strahm
Harry S. Lombardo Jr.
Sandra Lee Gookins
Ken Falkner
John E. Cook
Anthony Jeter
Vamsi Addanki
Jerome Auchere
David John KRAFT
Bruce Kenneth Hogue
Kishore GADHIRAJU
Ervin Vaughn
Rob Miller
Gertrude Denk
Tommy Allen
Daniel McGovern
Kimberlyn Sayles
Michael Teske
Jason Linhares
Thomas Uen
Manoj Kunchala
William Berard
Tan Quan Nguyen
John Brooks
Alexey Sednev
Henrik Poulsen
Paul Boyer
Jennifer Hornstock
Robert Yang
Sreenatha R Palnati
Davender Bhardwaj
Rajesh G Bhakta
Richard Winston
Dolores Fort
Whaeed Khan
Cameron Arthur Blagg
Srinivas Reddy Katpelly
Chris Onwuzurike
Pamela Hagono
Hector Perez
Dwaina Garrett
Scott Gall
Robert Hanyon
Louis C Drummond Jr
George Pham
Antonio Bianco
Scott Faries
Jesus Soto
Jacob Adelman
Ram Bhattarai
Arnaud Caussin
Anthony Michael Labbate
George Hernandez
Pete Rosskamm
Miyuki Brown
John Richard Holdsworth
Leonard Chijioke Ezenwa
Tyler Milam
Trent Williams Sr
Aileen Alontaga
Remedios LLC
Ian Howard
Russell Larocque
Nadine S Finke
Daryl D Griffin
Jimmy Lee Perry
Demarley Holder
Andre Harrell
Carol Stout Eastman
Celio Vasquez
Vijaya Kumar POTTI
Ahilan Subramaniam
Louis Papp
Graciela Houston
Patrick O'Brien Boling
Jennifer Zachey
Clark Whitehead
Michael Chang
Sean Ali
Cory Owens
Joseph Charles
Dan Luhman
John Young
Chinta Mani Bajgai
David Borg
David D'Antonio
Ramon Herrera
Julius Balio
George James
Laura Sue Jones
Wade C Fields
Gregory Colwell
Randolph Almaguer
Sarah Osmonson
Rick Muirhead
Kenneth Wood
Brendan Mulvenna
Matthew Infante
David Friedman
Joshua Chapman
John Danesi
Murvyn DaCosta
Alex Rosenbeck
Jebin Gautam
Hayden Debi
Dunia Abdalla
Gregory EWERT
Susan Baughman
Brandon Kaleo'okalani Ch...
Albert Jacque Ambrose ...
David G McEwan
Kalpana Singh
Roshan Joshi
Gregory Paul Court
Chadd Hodges
Bill West
Toby Woodiwiss
Charles Mcdonald
Dawn Beckley
Jean Pierre Placide
Michael Farr
Eric JOHNSON
Kyle Filson
Midhat Qidwai
Michael DeLaMater
James Gubitosi
Marcos Santiago
Richard Coyle
Brian Glenn Chapman JR
John Pardee
Matthias Morel
Igor Yakubov
Daniel Taubenheim
Richard Lowell
Brandon Hines
Alisa Vandenberg
Todd Bochner
Brenda Miller
Sharon Dunlap
Emmanuel Antoine
Ronald Thames
Patrick Sullivan
Imtiaz Shah
Emmanuel Antoine
Vishnu Sannidi
Daniel OGAR
Raj Bommadeni
Candace Matagi
Rafael Corral
Jerrold Joe Laxague
Juan Carlos Gallo
Mark V Vdov
Christoph Lymbersky
Douglas Lughas
Bharpur Grewal
Mark Erwich
Geoffrey Green
Mike Van de Leest
Brian Augenstein
Frank Tang
Sunny Amin
Shawn S Day
Janet Woods
Corey Bregman
Tonya Tsingaris
Ismael Toribio
Eliecer Navarro
Edward M Smith
Larry Reinheimer
Francisco Malafaya
Biren Gandhi
Job Edwards
Errol George
James Bowen
Jelili APALARA
Jeremy Foxx
Scott Steinberg
Jonathan Maikui
Meghan McClelland
Daniel Hudson
Alis Peraza
Matt Taves
Logan Knox
Ruramai Hlomayi
Isaac Wiedmann
Aaron Kovac
Andrea Richie
Kevena L Domingos
Max West
Chiselle Vega
Randy Cumes
Soufou Saechao
John David Gibbons
Anthony Keith
Sarah Djshines Hines
Rony Paul
Fritzner Alexis
Giovanni Heward
Oliver Ross
Syed M Shoaib
Raphael Nakache
Anthony Armstrong
Christopher Robinson
Sharon Sharon Sharon
Pablo Marino
Raj Thiyagarajan
Derek Nicholls
Kenneth Strong
Eric Schubert
Gerard Michael Kaizer
Bruce L Biers
Tabitha Ndungu
Rodney Scott
Kiranmayi Komati
Clint Barnette
Brett Daniel Pinfold
Daniel Omlor
Michael Curiel
Nevill Sebastian
Emilie Brown
Bill West
William CLEMENS
Joseph C. Oliver
Raja Mallepeddi
Dean Schear
Mercedita Oducado
Matthew Klahorst
Calvin A Buzzell
Anuar Castellanos
Raffoul Ajami
Drew Ruhlman
Michael Steed
Marjan Khan
Julie Chapman
Jack C SAUERBREY
Christy Johnson
Dan Cahill
Jerome Merrill
Rodney Brown
Tachon Jordane
Roland Burnett
Joseph Oseghale
Bruce Godbery
Bhaskar Venkatraman
Ricky Rock
Mario Woudenberg
May Atkinson
Mumtaz Shah
Anthony Guy Munns
Kevn J Greene
Henry Burns
David Barclay
Narek Mkrtumyan
William DAntuono
Andy Kocharian
Kevin Reese
Patrick WHEELER
Jon Raugutt
Mark Weatherford
Dilip Ravindran
Jake Drennon
James Bailar
Elizabeth Kate Stophel
Matthew Brooksher
David Tunison
Nathan Greiner
Kathryn L Honea
Janet Massengill
Jenna Dunevant
Brett Quinn
Ernest Iseminger
Enrique Pierson
Monica Laurence
Sheila Key
Patrick Khajehtoorian
Dexter Lawrence
Travis S Silman
Matt Huber
Robert Kyle Martin
Brian Belley
Robert Bruno
Ann Commiskey
Mike Cozart
Caren Glatcz
Lauri Lauter
Sue Whittaker Rabe
KOJO AMARU NKETIA XI ...
Will Lerner
Michael Moore
Fay Ibrahima
Cesar Sierra
Martin Steinbach
Gregg Housh
Maureen Serri
Edward Song
Bharath Venkataraman
Jack Sargent
Dion Lancia
Mark Bly
Josh Holmes
Sharon Kay Keener
Dirk J Richardson
Kevin Walters
Pathikrit Mukherjee
Andrew Robinsonwr
Andrew Bushnell
Laxman Dahal
Rick Raun
Rakesh Patel
Svetlana Malinsky
Balakrishnen Varadarajan
Alan Heinze
Okwudili C Amaechi
George E. Crown
Wayne C Dees
Joseph Short
Mark Nilsen
Jim Burns
Sarah S Pollak
Gregory Osiegbu
Oliver Ray Reed
Harish Damodhardas Asar
Alan MURPHY
Kingsley Asare
Sloan Chapman
Mike Haley
Bruce Reese
Franklin E. Powers, Jr.
Susan Parker
Pichou Etinde
Gabriel Schmidtke
Eric Wells
Joshua Jacobs
Patrick Enweronye
John Hyde
Michael Gerlach
Jason Ibey
Deborah Hughes
Thaddeus Onwuka
Kathleen Brady
Steven Johnson
Robert L Williams
Ryan Awai
Mercedita Oducado
Dwight Kirkham
Rosalina PIANTIERI
Micah Uzuazoraro Onowi...
William Brown
Alison Ostheimer
Djami Kakona
Maria S GOMES
Michael Gerlach
Karen Spaulding
Laura Olsen
Jonathan Smith Jackson
Scott Matthews
Karthik Thenkondar
Jennifer PUCKETT
Hilario Dsouza
Yolanda Levels
Ali Chunara
Christian Esteves Lee
Aaron Reimann
Roy Ofir
Truong NGUYEN
Alan Serikawa
Michal Ziemiaszewski
Catherine Dytnerski
Filip Di Sanza
Walter Rowntree
William Carl
Brooks Luckett
Alicia T. Reaves
William Ferrara
Ttoria Benson
Theresa Brown
Hanson Saputra
Jose G. Ramos Jr.
Jonathon Marshall
Ted Ooyevaar
Stephen S Taylor
Stephen Gellatly
Felix Nwokolo
Frederick Daniel Latour
Sandeepa Nayak
Walter Fyler
Bradley Russell Kahl
Michael Marx
Bradley Gallagher
Gerard Harrington
Curtis Isham
Randall Stein
Allie Medina
Dale York
Jesse Adamson
Quang Ho
Nashima Harvey
Le Thien Dat
Rolando Martinez
Draven Pike
Ravi Singh
Lamy Saint-fleur
Jeffrey Brown
James Stehr
Marisa R Johnson
Mary Brown
Richard Aguilera
Sueann Panicola
Cristina Tacettin
Anthony Hollowell
David Davis
Robert Michael Walsh Jr.
Tia L A Brown
Robert Jacobi
Karmesh Patel
Paul Dymock
Ricky Derrold Faler
Aaron Lineback
Alex Lebon
Myla Rosario A. Legaspi
Sung Yun LEE
Patty Tsang
Marcel Heinzer
Trent Newbold
Maulin Patel
Samarth Beri
Timoth Charles Dickens
Wineetha Fernando
Jennifer Brena
Paul Green
Brian Didsbury
Hans Helmes
Brenton Basta
Jane Karski
William Nash SR
Shuzhi Yu
Maria Alburquerque
Kyong (Suki) Martin
Adrian Jacob
Kofi Opoku-Akoto
Angelo L Gonzalez
Ajit Singh
Rachael Klein
Dang Nguyen
Chad Aquinde
Jarrod Lippi
Rick Nester
Kelli Edmond
Tommy Allen
Kart Host LLC
Norman Potts
Gabriel Paravisini
Moufaq Dabashi
Lin Shearer
Timothy PORTER
Kevin Avery
Scott M Algatt
Ubong Akpan
Tina Coble
Hannelore Henry
Irvin Hinojosa
Sukhvinder Dhillon
Markus Herrlich
George Odego
Nia Williams
Susan Mc Guinness Getzi...
Mark Cherry
Sergio Mainetti Jr.
David Troxell
Lakshminarayana NindraK...
Naina K Dhaurali
Jukka Matti Karhu
Emmanuel Mboho
Omar Chraibi
Jo Demol
Michael Little
Nishanth Manneboina
Don Uranker
Scott Lobato
Karim K Jinnah
Joshua Smith
Arpad Lehel Matyus
Charles G Klein
Lee Szambecki
Melvin Kasanrokijat
Kevin Kline Gargar
Leonard Helbig
Guy Ward
Evan Beuscher
Chris Price
Jake Zellweger
Bryian Tan
Bonnie Forsythe
Robert Schaffler
Brian Rummery
Claire Elstun Coffel
Steve Bills
Lyle Notice
Pam Isaac
Mathieu Tyler Guy Jang
Nguyen Tran
Eurydice Stanley
Paul Washington
Sunil Krishnan
Kyle Jackson
Kennedy Thibou
Eduard Abramov
Hayden Rose
Charles W. Murdaugh
Onaje Mcclean
Thadd Ernstmeyer
Vladimir Shanshiyy
Jeremy Davies
Zachary Weiner
Logan Couturier
Bryan Garcia
Suresh Goel
Gina Smith
Marco Massari Calderone
Steven J. Lewis
Tony Grimsley
Gregory Osiegbu
Okole Mokolo Nango
Keny Petit-Frere
Nathan Richardson
Troy Shettlesworth
Sara Dixon
Jem Day
Michael Hale
Rodrigo Luna
Dorothy Parkins
Thang Le
James Andrew Woodruff
Robert Dorchak Jr
Joel Sowders
Cluzeau Brice
Josh Colenda
Alex Rylah
Patrick Wilson
Lewis Elliott Warner Sr
Scott M Algatt
Brett Johnson
James L. Wolfrey
Margaret Reeves
Yuliang Liu
Nai Thao
Elizabeth J Delgado
Mario A Nava
Darlington Etumni
Jean Luc PACIFICI
Alexander Einarsson
Mary Huisman
Frank Reymer
Nathan Webber
Joe Neuman
Kapani Elaisa
Angel L MARTINEZ
Augustine Ezenwa
David Shirin
Teri Hennigan
Ayman Abdulmagid
Kareem H Neveau
Cindy M Gray
Shaun Fuller
Pedro Dias
Mary Butler
Paul Drechsler
David Rice
Jeff Maitlen
Palmer Wetzel
Jonathan Daniel
Santo Siragusa
Peter Damato
Nick Perreault
Eva Nagy
Jan Denk
Conrad Quarles
Michael Gately
James Ormond
Russell B Gagnebin
Stephen Yoskowitz
Lakshminarayana NindraK...
Oluseyi Ajijola
Reginald Young
Michael Fink
William Portch
Curt Bromm
Jack A Schmeiser
Jeffrey Joy

Gilda Ferrara	Michael Harmon	Justin Beebe	Leonardo Lee	Erik Mall	Lawrence Ladomery	Amanda Price
Sandy Toth	Caleb Chapman	Marie Rosena L Laine	Ralph Black	Marilyn Anderson	Jairo Patino	Mark Boekhout
Paul Younan	Matthew Kotowski	Janice Ford	Grisheld Bishop	Blake Chapman	Jason Corteguera	Joseph Harrison
Robert Maonera	Christopher J Mathis	Michael Garcia	Scott Koontz	Julie Chapman	Kerry Mcrae	

Thank You!

From the Convesio Team



Thomas Fanelli
Founder/CEO



Dyutiman Chakraborty
Co-Founder, Chief Architect



Elizabeth Bochner
Co-Founder, COO



David DeFino
Engagement Manager
Over 15 years of WordPress support, content marketing, and social media experience.



Connor Cahill
Software Engineer
Full stack developer with extensive WordPress, hosting, and agency background.



Lori Taylor
Sales Operations
Optimizing sales operations, lead generation, and CRM management.



Scott Roberts
Infrastructure Support Manager
15+ Years of server administration, support, and management so scalable WordPress systems.



Joe Cress
Platform Sales Engineer